[redacted]

10026414

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

)STATES
:CHANGE COMMISSION
n, D.C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

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SEC FILE NUMBER
8- 18119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ziv Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 2095
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Griegel (312) 427-7208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Ziv, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ziv Investment Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
JAMES M GRIEGEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/01/12

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZIV INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ziv Investment Company

We have audited the accompanying statement of financial condition of Ziv Investment Company as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ziv Investment Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 4, 2010

ZIV INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 1,721,488
Receivable from broker/dealers and clearing organizations	553,997
Receivable from customers	853,807
Securities owned, at fair value	7,894,420
Secured demand notes	975,000
Exchange membership, at cost	11,500
Furniture and equipment and software, at cost (net of $271,036 accumulated depreciation)	1,950
Leasehold improvements, at cost (net of accumulated amortization of $5,326)	11,383
Other assets	27,447
TOTAL ASSETS	$ 12,050,992

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to brokers/dealers and clearing organizations	$ 24,465
Payable to customers	9,605,765
Accounts payable	90,223
Securities sold, not yet purchased	80,682
Subordinated liabilities	975,000
Total Liabilities	$ 10,776,135
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 1,000 shares; issued and outstanding 350 shares	$ 350
Additional paid-in capital	109,650
Retained earnings	1,164,857
Total Shareholders' Equity	$ 1,274,857
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,050,992

The accompanying notes are an integral part of this financial statement.

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated under the laws of the state of Delaware on October 29, 1969. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA) and the Chicago Board Options Exchange, Inc. The Company's primary activity is the sale of securities.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Depreciation - Depreciation is provided for using the straight-line method over estimated useful lives of three, five and seven year periods.

Leasehold Improvements - Amortization is provided using the straight-line method over 39.5 years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Cash and cash equivalents of $1,721,488 have been valued using Level 1 inputs.

Marketable securities owned and sold, not yet purchased, consisting of trading and investment securities have also been valued using Level 1 inputs. U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2009, U.S. Treasury securities with a fair value of $599,400 were being held as a security deposit with a securities clearing organization.

	Owned	Sold, Not Yet Purchased
U.S. Treasuries	$ 7,692,520	$ -0-
Money Fund	150,000	-0-
Equity Securities	51,900	80,182
Options	-0-	500
Totals	$ 7,894,420	$ 80,682

No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE 4 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal income purposes. Income taxes are, therefore, the responsibility of the Company's individual shareholders.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2009, the Company had net capital and a net capital requirement of $2,133,819 and $250,000, respectively.

NOTE 6 - LEASE COMMITMENTS

Operating Leases - The Company has entered into noncancellable leases for office space at two locations. One lease expires December 31, 2011 and the other expires April 30, 2010. The total expenditures for the leases were $110,386 for the year ended December 31, 2009. The future minimum lease payments for both leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Totals
2010	$ 90,873
2011	81,375
Total	$ 172,248

NOTE 7 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $1,455,502 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $7,093,120 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8 - RETIREMENT PLAN

The Company maintains a discretionary profit sharing plan covering substantially all employees. The plan is integrated with social security. The Company may make annual contributions to the plan. No contribution was made to the plan for the year ended December 31, 2009.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2009 are listed below. The subordinated lender is a shareholder of the Company.

Liabilities Pursuant to Secured Demand Note Collateral Agreements

4%, due 08-31-11	$ 500,000
0%, due 10-07-12	300,000
2%, due 12-31-12	175,000
Total	$ 975,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) with an initial three year term, whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to terms of this agreement, the Company is required to maintain minimum net capital of not less than $100,000 and maintain minimum coverage on its broker's blanket bond of $300,000. The Company must also maintain a deposit of $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of the customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company or its customers receive a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. The contractual or notional

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - *(Continued)*

amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. The Company has recorded the obligations in the financial statements at December 31, 2009 at fair values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2009.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities transactions (those not introduced to its Clearing Broker/dealer, as described in Note 10) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - *(Continued)*

Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

ZIV INVESTMENT COMPANY

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Ziv Investment Company

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Ziv Investment Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 solely to assist you and the other specified parties in evaluating Ziv Investment Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Ziv Investment Company's management is responsible for Ziv Investment Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts included in the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including the trial balance and the general ledger detail noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the trial balance and general ledger detail supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 4, 2010

ZIV INVESTMENT COMPANY
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$	2,192
Less Payments Made:			
Date Paid	Amount		
1-12-2009	$ 150		
7-30-2009	430		
			(580)
Interest on late payment(s)			
Total Assessment Balance and Interest Due		$	1,612
Payment made with Form SIPC 7T		$	1,612

See Accountant's Report

ZIV INVESTMENT COMPANY
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

Total revenue	$ 1,134,021
Additions:	
None	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	190,940
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	59,722
Net gain from securities in investment accounts	0
Total dividend and interest expense but not in excess of total interest and dividend income	6,689
Total deductions	$ 257,351
SIPC NET OPERATING REVENUES	$ 876,670
GENERAL ASSESSMENT @ .0025	$ 2,192

See Accountant's Report